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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number ________________________

S U P E R – S O L   L t d .
(Translation of registrant’s name into English)

30 Shmotkin Binyamin St., Rishon Le-Zion 75363, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82- ______________________.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2004 Linda Shafir General Counsel & Corporate Secretary * Print the name and title under the signature of the signing officer.	S U P E R - S O L L t d . (Registrant) BY: —————————————— (Signature) *

SEC 1815 (11-20)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 077
Public

SUPER-SOL LTD

Registration Number: 520022732

The Corporation’s Stock is traded on the Tel Aviv Stock Exchange

Short Name: Supersol

Address: P.O.B 15103, Rishon Lezion 75363

Phone: 03-9481727, 03-9481521, Fax: 03-9485817

Email: lindas@supersol.co.il

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

Immediate Report in respect of Interested Parties holdings' status

1

Name of Shareholder: Discount Investment Corporation Ltd.

Type of Identification Number: Companies' Registrar registration number

Identification Number: 520023896

Does the Shareholder represent a number of shareholders co-holding Company's stock for reporting purposes? No

Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037

Name and type of security: Ordinary Share NIS 0.1 par value

Last reported aggregate balance (number of Securities): 107148749.36

Change in the number of Securities:0

New balance (number of Securities):107148749.36

Holdings Rate:50.53%

Voting Power Rate:50.53%

Holdings Rate (full dilution):49.51%

Voting Power Rate (full dilution):49.51%

Note Number:1,7

2

Name of Shareholder: Clal Insurance Enterprise Holdings Ltd.

Provident funds and provident fund management companies

Type of Identification Number: Companies' Registrar registration number

Identification Number: 520036120

Does the Shareholder represent a number of shareholders co-holding Company's stock for reporting purposes? Yes

Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037

Name and type of security: Ordinary Share NIS 0.1 par value

Last reported aggregate balance (number of Securities):503613

Change in the number of Securities: 43705

New balance (number of Securities): 547318

Holdings Rate:0.25%

Voting Power Rate:0.25%

Holdings Rate (full dilution):0.25%

Voting Power Rate (full dilution):0.25%

Note Number:2,7

3

Name of Shareholder: Clal Insurance Enterprise Holdings Ltd.

Accounts of life insurance with profit sharing

Type of Identification Number: Companies' Registrar registration number

Identification Number: 520036120

Does the Shareholder represent a number of shareholders co-holding Company's stock for reporting purposes? Yes

Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037

Name and type of security: Ordinary Share NIS 0.1 par value

Last reported aggregate balance (number of Securities):2411102

Change in the number of Securities104809

New balance (number of Securities):2515911

Holdings Rate:1.18%

Voting Power Rate:1.18%

Holdings Rate (full dilution):1.16%

Voting Power Rate (full dilution):1.16%

Note Number:2,7

4

Name of Shareholder: Clal Insurance Enterprise Holdings Ltd.

Joint investment trust funds companies

Type of Identification Number: Companies' Registrar registration number

Identification Number: 520036120

Does the Shareholder represent a number of shareholders co-holding Company's stock for reporting purposes? Yes

Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037

Name and type of security: Ordinary Share NIS 0.1 par value

Last reported aggregate balance (number of Securities): 7404

Change in the number of Securities: 8134

New balance (number of Securities):15538

Holdings Rate:0.00%

Voting Power Rate:0.00%

Holdings Rate (full dilution):0.00%

Voting Power Rate (full dilution):0.00%

Note Number:2,7

5

Name of Shareholder: Clal Insurance Enterprise Holdings Ltd.

Nostro account

Type of Identification Number: Companies' Registrar registration number

Identification Number: 520036120

Does the Shareholder represent a number of shareholders co-holding Company's stock for reporting purposes? No

Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037

Name and type of security: Ordinary Share NIS 0.1 par value

Last reported aggregate balance (number of Securities): 703795

Change in the number of Securities:0

New balance (number of Securities):703795

Holdings Rate:0.33%

Voting Power Rate:0.33%

Holdings Rate (full dilution):0.32%

Voting Power Rate (full dilution):0.32%

Note Number:2,7

6

Name of Shareholder: Clal Finance Batucha Investment Management Ltd.

Type of Identification Number: Companies' Registrar registration number

Identification Number: 512833104

Does the Shareholder represent a number of shareholders co-holding Company's stock for reporting purposes? No

Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037

Name and type of security: Ordinary Share NIS 0.1 par value

Last reported aggregate balance (number of Securities):100568.97

Change in the number of Securities:-47963

New balance (number of Securities):52605.97

Holdings Rate:0.02%

Voting Power Rate:0.02%

Holdings Rate (full dilution):0.02%

Voting Power Rate (full dilution):0.02%

Note Number:3,7

7

Name of Shareholder: Hevrat Hanechasim Shel Supersol B.M.

Type of Identification Number: Companies' Registrar registration number

Identification Number: 510807092

Does the Shareholder represent a number of shareholders co-holding Company's stock for reporting purposes? No

Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037

Name and type of security: Ordinary Share NIS 0.1 par value

Last reported aggregate balance (number of Securities):8864801

Change in the number of Securities:0

New balance (number of Securities):8864801

Holdings Rate:4.18%

Voting Power Rate:4.18%

Holdings Rate (full dilution):4.09%

Voting Power Rate (full dilution):4.09%

Note Number:4,7

8

Name of Shareholder: Ilanot Discount Ltd.

Joint investment trust funds companies

Type of Identification Number: Companies' Registrar registration number

Identification Number: 512469461

Does the Shareholder represent a number of shareholders co-holding Company's stock for reporting purposes? ___

Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037

Name and type of security: Ordinary Share NIS 0.1 par value

Last reported aggregate balance (number of Securities): 467135

Change in the number of Securities: 5029

New balance (number of Securities):472164

Holdings Rate:0.22%

Voting Power Rate:0.22%

Holdings Rate (full dilution):0.21%

Voting Power Rate (full dilution):0.21%

Note Number:5,7

9

Name of Shareholder: Israel Discount Bank Ltd.

Provident funds and provident fund management companies

Type of Identification Number: Companies' Registrar registration number

Identification Number: 520007030

Does the Shareholder represent a number of shareholders co-holding Company's stock for reporting purposes? ___

Citizenship / Country of incorporation or registration: Incorporated in Israel

Tel Aviv Stock Exchange Security Number: 777037

Name and type of security: Ordinary Share NIS 0.1 par value

Last reported aggregate balance (number of Securities): 10895440.45

Change in the number of Securities:51790

New balance (number of Securities):11097275.45

Holdings Rate:5.23%

Voting Power Rate:5.23%

Holdings Rate (full dilution):5.12%

Voting Power Rate (full dilution):5.12%

Note Number:6,7

CLARIFY

1
Discount Investment Corp. Ltd is controlled by IDB Development Corp. Ltd, which is controlled by IDB Holding Ltd ("IDB Holding"). Discount Investment Corp. Ltd, IDB Development Corp. Ltd and IDB Holding are public companies.

IDB Holding's control owners are as set forth in this Company's reports.

Furthermore, it should be noted as follows:

1.	Mr Nochi Dankner, who is a director of the Company, is one of IDB Holding's control owners, as set forth in IDB Holding's reports.

2.	Mr Ido Bergman, who is a director of the Company, is the husband of Mrs Shelley Dankner-Bergman, who is one of IDB Holding's control owners, as set forth in IDB Holding's reports.

3.	Mr Darko Horvat, who is a director of the Company, is, for the sake of caution, likely to be deemed as a holder together with Nochi Dankner of shares of Ganden Holdings Ltd, which is one of IDB Holding's control owners and may therefore be deemed, for the sake of caution, as a control owner of IDB Holding, as set forth in IDB Holding's reports.

4.	Mr Yitzhak Manor, who is a director of the Company, is one of IDB Holding's control owners, as set forth in IDB Holding's reports.

5.	Mr Zvi Livnat, who serves as a director of the Company, has an indirect holding in IDB Holding and is the son of Mr Avraham Livnat who is one of IDB Holding's control owners, as set forth in IDB Holding's reports.

6.	Furthermore, Mr Rafi Bisker, who is a director of the Company, directly and indirectly holds share capital of Ganden Holdings Ltd, which is one of IDB Holding's control owners, as set forth in IDB Holding's reports.

The insurance group report of Clal Insurance Enterprise Holdings ("Clal Holdings"), that includes a nostro, members (participating in profits), provident funds and mutual funds, are all under the control (some indirectly) of Clal Holdings. Clal Holdings' control owner is IDB Development Corp. Ltd and for this reason Clal Holdings is an interested party.
3
Clal Finance Batucha Investment Management Ltd ("Clal Finance") is a company that is indirectly controlled by Clal Insurance Enterprise Holdings Ltd, which is a company controlled by IDB Development Corp. Ltd and for such reason it is an interested party. Clal Finance's holdings are in a nostro account.
4
Super-Sol Properties Co. Ltd is an interested party by virtue of its being a subsidiary of Super-Sol Ltd.

Ilanot Discount Ltd ("Ilanot Discount") is an interested party in the Company by virtue of its being held by IDB Development Corp. Ltd ("IDB Development") (22.5%) and by Discount Investment Corp. Ltd (22.5%), which is controlled by IDB Development. IDB Development indirectly controls the Company. In addition, Ilanot Discount is held by Israel Discount Bank Ltd at a rate of 55%.

Israel Discount Bank Ltd (hereinafter in this note: "the Bank") is an interested party since the mutual funds that are managed by Ilanot Discount Ltd, which is controlled by the Bank (see note 5 above), are held together with the Bank's provident funds, in excess of 5% of the company's issued capital.

The calculation of the capital on full dilution was made on the basis of the assumption of full exercise of all the balance of the option warrants that were allotted by the Company and an allotment of the maximum possible number of the exercise shares pursuant to all the plans for an allotment of shares to employees that were published by the company.
However, the said assumption as to full exercise of all the option warrants and an allotment of the maximum possible number of exercise shares is only theoretical in respect of the plans for the allotment of options to the employees, in respect whereof the Company published immediate reports on 9th September 1998, 9th November 1999, 23rd November 2000, 17th July 2001 and 14th May 2002, and pursuant whereto the Company allotted options which are convertible into shares of the Company. Pursuant to these plans, offerees who exercised the options will not be allotted the full shares deriving there from, but only shares in such number that reflects the amount of the pecuniary benefit embodied in the option warrants, and all as set forth in the said plans.